Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM
	NYSE Amex: SVM	October 1, 2009

Silvercorp Annual General Meeting Results

VANCOUVER, British Columbia – October 1, 2009 – Silvercorp Metals Inc. (“Silvercorp”) held its Annual General Meeting (the "Annual Meeting") yesterday in which all matters placed before the shareholders were approved. The voting report of the Annual Meeting will be made available for review on the SEDAR system.

Reminder of Quarterly Dividend of CAD$0.02

Silvercorp will pay its quarterly dividend of CAD$0.02 per share on October 21, 2009, to shareholders of record at the close of business on September 30, 2009.   The declaration and amount of any future dividends will remain at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and the Company’s cash flows. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The Company is also applying for a mining permit at the newly acquired, 95% owned Gaocheng and Shimentou properties in the Guangdong Province of China to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.